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620 N. LINDENWOOD
OLATHE, KS 66062
(913) 747-6111
FAX: (913) 747-6110
WEBSITE: WWW.TOROTELPRODUCTS.COM
E-MAIL: TOROTEL@TOROTELPRODUCTS.COM

February 24, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C.  20549-7010

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:          Torotel, Inc.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Filed July 28, 2008

Form 10-Q for the Quarter Ended October 31, 2008

File No. 333-136424

Dear Mr. Vaughn:

On behalf of Torotel, Inc. (the “Company”), this letter responds to the February 11, 2009 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filings noted above.  The Company’s responses are provided below under the same captions  as contained in the Staff’s February 11, 2009 letter.

Staff Comment

Form 10-KSB for the Fiscal Year ended April 30, 2008

Item 8A(T).  Controls and Procedures, page 19.

1.                                      The language that is currently included after the word “effective” in your disclosure here and within your October 31, 2008 and July 31, 2008 Forms 10-Q appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Company’s Response

We will remove the language that appears after the word “effective” in future filings.

Staff Comment

Financial Statements, page 21

Notes to Consolidated Financial Statements, page 26

Note A.  Summary of Significant Accounting Policies, page 26

-Revenue Recognition, page 26

2.                                      We note that you recognize revenue on the date your product is shipped to the customer.  Please revise this note in future filings to clearly disclose how you meet the revenue recognition criteria outlined in SAB Topic 13 to recognize revenue upon shipment.

Company’s Response

We will revise this disclosure in future filings to explain that the Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured.  Our products are considered delivered to the customer once it has been shipped and title and risk of loss have been transferred (FOB shipping point).

Staff Comment

3.                                      We note further from page 3 that you entered into arrangements to sell your products through manufacturers’ representatives.  Please revise this note in your future filings to explain the nature and significant terms of these arrangements with these representatives, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your manufacturer representatives and if so, tell us how you account for price concessions.

Company’s Response

The disclosure on page 3 states that we “market” our components through manufactures’ representatives, which means they initiate sales activity and opportunities with customers’ engineers and buyers on behalf of the Company.  In this role, these manufacturers’ representatives do not act as distributors of the Company’s products.  Accordingly, the Company does not sell any products to these representatives.  As stated within the same disclosure, these representatives are compensated on a commission basis.  These commissions are earned when a product is sold and/or shipped to a customer within the representative’s assigned territory.

Staff Comment

-Share-based compensation, page 28

4.                                      Please revise your “unearned stock compensation” column presented within your consolidated statement of changes in stockholders’ equity on page 24 in future filings to comply with paragraph 74 of SFAS 123(R) that states “any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts.”

Company’s Response

We will offset the “unearned stock compensation” column against the appropriate equity accounts in future filings.

Staff Comment

Note B, Inventory, page 30

5.                                      You state that you decreased your reserve for obsolete and excess inventory by $100,000 during fiscal 2007 due to a new report that provided better information for evaluating obsolete and excess inventory.  Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements.  Tell us how your accounting complies with SBA Topic 5.BB, which states that inventory charges are permanent reductions to inventory cost and reductions to the reserve should not generally occur before the effected inventory is disposed.

Company’s Response

Both SAB Topic 5.BB and FAS 154 were reviewed when considering the proper method of accounting for this transaction.  However, the inventory reserves in question were created as estimates for the amount of inventory having little or no usage, which based on FAS 154 (which is consistent with the prior guidance of APB 20), are considered differently from a write-down of inventory to the lower of cost or market.  The focal point of this transaction was a new software update providing a new reporting capability that generated better information to analyze inventory usage.  Consequently, in accordance with FAS 154, the $100,000 transaction was treated as a change in estimate in the period in which the change was implemented.  We continue to use the same report feature and evaluation method as is disclosed under the inventories caption on page 27 of Form 10-KSB and as stated as follows:

“Provisions for estimated obsolete and excess inventory are based on reviews of inventory usage, quantities on hand and latest product demand information from customers.  Inventories are reviewed in detail utilizing a 12-month time horizon.  Individual part numbers that have not had any usage in a 12-month time period are categorized as obsolete; individual part numbers having more than a 12-month supply based on the current year’s usage are categorized as excess.  The reserve balance is analyzed for adequacy along with the inventory review each quarter.”

Staff Comment

Form 10-Q for the Quarter Ended October 31, 2008

Exhibits 31.1 and 31.2

6.                                      We note here and within your July 31, 2008 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note in paragraph 3 that you replaced the word “registrant” with “Torotel.”  Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Company’s Response

Certifications in future filings will conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

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In connection with these responses, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-747-6124.

Sincerely,

/s/ H. James Serrone
H. James Serrone
Chief Financial Officer

cc:           Dale H. Sizemore, Jr., Chief Executive Officer of Torotel, Inc.

Victoria R. Westerhaus, Stinson Morrison Hecker LLP

Hal J. Hunt, Mayer Hoffman McCann P.C.